Exhibit 17.1

Erez Zino

January 7, 2014

Board of Directors
BreedIT Corp..

Re: Letter of Resignation

Gentlemen:

I hereby resign as Chief Executive Officer of BreedIT Corp. (the "Company"), effective on January 7, 2014. The reason for my resignation is to permit me to pursue other business interests. I will continue to serve on the Company's board of directors.

I have had no disagreements with the Company's operations, policies or practices.

Yours truly,

/s/: Erez Zino
Erez Zino